SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

Secondary Stock Offering and Listing at the Novo Mercado

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”) and Construtora Tenda S.A. (“Tenda” and, jointly with Gafisa, “Companies”), inform to the market in general, pursuant to Article 157, Paragraph 4 of Law n° 6.404 of December 15, 1976 (“Brazilian Corporation Law”), and provisions of the Brazilian Securities and Exchange Commission (“CVM”) Rule n° 358 of January 3, 2002 (“CVM Rule 358”), that:

(i)                 members of Gafisa’s Board of Directors approved, in a meeting held on this date, the request for registration with CVM of a secondary offering of registered, book-entry and non-par common shares issued by Tenda and owned by Gafisa, all of them free and unencumbered of any lien or burden (“Shares”), to take place in Brazil, with Share placement efforts abroad (“Offering”), jointly with Banco Itaú BBA S.A. (“Itaú BBA” or “Lead Manager”), Banco Bradesco BBI S.A. (“Bradesco BBI”), Bank of America Merrill Lynch Banco Múltiplo S.A. (“BofA Merrill Lynch”), BB-Banco de Investimento S.A. (“BB Investimentos”) and Banco Votorantim S.A. (“Votorantim” and jointly with Lead Manager, Bradesco BBI, BofA Merrill Lynch and BB Investimentos, referred to as the “Offering Joint Bookrunners”); and

(ii)               At Tenda’s general shareholders’ meeting held on this date, the submission of request for listing  its shares at the Novo Mercado segment of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA” and “Request for Listing”, respectively) was approved.

This notice shall not be considered an announcement of Stock offering. The Offering will be subject to the domestic and international capital market conditions. The request for registration of the Offering will be analyzed, therefore, the Offering shall commence only after CVM grants pertinent registration. The submission of Request for Listing will be analyzed, therefore, the listing of Tenda’s shares at the Novo Mercado segment of BM&FBOVESPA shall commence only after BM&FBOVESPA grants pertinent registration.

The Companies will keep their shareholders and the market informed on the next stages of the Offering.

São Paulo, October 19, 2016.

Gafisa S.A. André Bergstein Chief Financial and Investor Relations Officer	Construtora Tenda S.A. Felipe David Cohen Chief Financial and Investor Relations Officer

Pursuant to CVM Rule nº 358/2002, as amended and Conduct Handbook for Disclosure and Use of Information and Trading Policy of Securities Issued by Gafisa S.A., this Material Fact will be released in the following websites: www.cvm.gov.br, www.gafisa.com.br/ri, and http://economia.estadao.com.br/fatos-relevantes/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 19, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer